Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	On October 12, 2015, Michael Dell, Chairman and Chief Executive Officer of Dell Inc. (“Dell”), Joseph M. Tucci, Chairman and Chief Executive Officer of EMC Corporation (“EMC”), and David I. Goulden, CEO of the EMC Information Infrastructure business of EMC spoke to employees of EMC, a recording of which was subsequently made available to Dell employees. A transcript is set forth below.

JOE TUCCI: How you all doing? Great crowd, and you didn’t take off Columbus Day I see. Is that one of those flex holidays we have? I don’t know. At any rate, it’s an important day, a milestone today for EMC. Where’s David Goulden by the way? Come on up here, David. You should be up here, too. You’ve got to have your leader, right? It’s a milestone day, and at the heart of what you saw announced today is, this is creating a new company, not EMC, not Dell, what could we be together. What could we do together. So I thought it was really fitting that the person that ultimately will be running the overall company, Michael, share some of his vision with you and thoughts with you. Fair enough? Now, there’s something I always wanted to do. I actually have taken a selfie.

DAVID GOULDEN: Only once.

JOE TUCCI: Once. No, I’ve taken a few, but I’ve never used a selfie stick. So they said they had a selfie stick for us. Where’s that? Here it is. Now, we’re going to do this twice. Come on, David. Maybe it’s better if you do this, Michael.

MICHAEL DELL: I think the way it works is we’re supposed to go around this way so we get the whole thing, the whole crowd here.

DAVID GOULDEN: Instant sharing.

MICHAEL DELL: All right, I think we did it.

DAVID GOULDEN: Michael’s used one before.

JOE TUCCI: Now, before we even get to Michael, which is the main tent event here, back in 2002 through about 2008 we had a tremendous partnership with Dell, and in the peak of that partnership we were selling annually about $2 million worth of end user of our storage products with and through Dell. So it was a great partnership, in that we learned that our cultures were quite similar. We had similar values. They are a company like us. They work hard, play hard, enjoy life, enjoy each other. So again, we’re going back to a little bit of our roots, and it’s a pleasure to do this. So in memory of that, we’ve resurrected a little bit about what was and what will be. So Michael and David do you want to help unveil here?

DAVID GOULDEN: Sure. Why not? I’ll do the heavy work if you like.

JOE TUCCI: Now, where’s that selfie stick again? I’m into this now. Okay Michael. Come on David. Make sure we get the VNX.

MICHAEL DELL: Get the logos in here. We’ve got to get Joe in here, too. Let’s see here.

JOE TUCCI: Well, hopefully one of those works. We’ll get to something more deep later, but I think without further ado, let’s hear from the man who will ultimately, as we come together, lead this, and then David and I will make a couple other comments. Michael. Let’s give him a great EMC welcome. Come on.

MICHAEL DELL: Thank you. Thank you very much. Before I do that, Joe, I want to thank you for the great partnership that we’ve had. I am super excited about the adventure continuing together and team, give your fantastic leader a great big hand here. So look, my journey here today, to get here today, started 32 years ago in my dorm room at the University of Texas and I am tremendously excited about what we are about to embark on. As I look at the combined capabilities of our two awesome companies in storage and servers, in PCs and virtualization, we bring together an incredible powerhouse of enterprise technology. When you think about the challenges that customers have as it relates to digital transformation, the software defined data center, converged infrastructure, mobility, security, the innovation and the R&D strength that you all bring to this, I’ve been continually impressed with the passion that you all have in terms of innovating on behalf of customers, and as we put this company together, but also allow for units that are very innovative, we really like the structure that you set up where you have VMware and pivotal and Virtustream and RSA.

We have some similar things at Dell with units like SecureWorks and Boomi, and the combined company in terms of our engineering strength is awesome. The collective innovations that we can bring to customers, the combined strength of our go-to-market adding 20,000 plus more sales professionals to go sell the great products and solutions that you all are developing around the world, we have a tremendous opportunity here, and as a privately controlled company it gives us great flexibility and agility to invest for the long-term, and you know, my horizon is beyond my life. So I care about what happens to this company after I’m gone. I think as you get to know your new Dell colleagues, you’ll find two important things about our culture. The first is, we like to win and the second is, we’re focused on our customers. One of the other things I’ve been super excited about here is the incredible talent that you have inside the business, and that’s a big part of this.

So we want you all to continue doing the great work that you’re doing, and certainly the leadership capabilities you have, the leadership team, will be everything you’re doing gets even more important as we move into this next stage as a combined company.

Now, as it relates to this site here, one of the things I want to point out is you probably read in some of the materials, we are taking our industry-leading server business and we are putting it into your storage and data center business, and I don’t think we’re going to have to look very far to find a great leader for that business.

And as the world moves to software defined virtualized container type infrastructure, certainly compute is very important. So now you’ve got with this combination a fantastic compute engine and a really strength in company with the flexibility to absolutely win, and there’s really no company that has the kind of scale and breadth and scope that we have.

So thank you all for the very warm welcome. I look forward to coming back and spending more time and getting to know you, but most importantly, I just want to help you grow and help the business.

So that’s what this is all about, continuing the great innovations and success that you all have created, and now, you know, one of the things that you will get to do as being part of a private company is to think, to re-imagine your business, to say okay, if we were thinking about our business, not for the next ninety days, but for three years and five years and ten years, what would we do differently, and that’s a very exciting opportunity.

So thank you all very much. This is a fantastic day for our two great companies, for our customers and our partners as well. Thank you.

JOE TUCCI: All right. It says here I’m supposed to introduce Dave. This is David.

DAVID GOULDEN: Okay. Thank you, Joe. Thank you, Michael. So first of all, a round of applause for Michael and team for coming out today. This is a fantastic, fantastic day at EMC.

It’s been a privilege to be here for all the time that I’ve been here. I plan to be here for as many years again as I’ve been here before. So this is going to be a fantastic place.

I’m really looking forward to the next step, but a couple of key points here. This is great for EMC. Let me give you kind of a couple of facts and figures. You know I used to be a CFO. I can’t help with a couple of facts and figures.

So the combined company is going to be over $80 billion in revenue. That is huge. To put it into context, the range of, the whole portfolio that are going to have, we’ll be in the leader quadrant in 22 (indiscernible) quadrants, so all the major areas of IT we’re going to be in the leader’s quadrant, which will be a huge, huge capability for our customers.

Our business, the combined enterprise systems business, which is going to be based here is going to start out life with over $30 billion in revenue, almost two times the size of our business today.

So overnight we’re close to doubling, and our customers are going to love that because the range that we can provide them through this business, coupled with the rest of the family is absolutely huge.

So it’s good for EMC. It’s good for all parts of EMC. It’s important for VCE. One of the big rationales for doing this is the industry’s moving towards converged. So what’s converged all about? It’s putting servers and storage together with networking and having converged systems, so we’ll be able to do more of that. It’s good for RSA. Security is a key part of this business, and the assets we’re going to have will make us a top five security company.

And ECD continues to be an important part of the business, so it’s business as usual there. So it’s really good for all parts of our business. Also, I say this is a huge vote in confidence in you, in us. Some very smart financial people with a lot of money have taken a good look at our business and they want to invest.

They actually want to, they want to double down. They wanted to give us longer horizons. This business model that we’re going to have, the privately controlled structure will let us make long-term investments.

We absolutely have to worry about the fundamentals. We’ve got to worry about bookings and cash flow, but we don’t have to worry about every single crazy thing we do to deliver quarterly revenue numbers as long as long-term we are producing stable cash flows, and that’s going to let us invest over a long, long period of time in a different way.

So a great piece of innovation from Michael and his team, and as you’ll learn more about the journey that Dell’s been on for the last few quarters, they basically enjoy a great cash flow. They’ve paid down a lot of their financial investments, and they’ve gained market share and been able to add literally thousands of salespeople over the last couple of years.

MICHAEL DELL: Well, actually just in the last six months we’ve added about 2,000 salespeople.

DAVID GOULDEN: Billy will like that.

MICHAEL DELL: Billy, his smile can’t get any bigger.

DAVID GOULDEN: So again, this is goodness. So it’s a huge vote of investment in us, in the company, and the vision for creating something much bigger, and then last but not least is the model.

We’re not going to call it a federation, but we’re going to have a number of strategically aligned parts of this company. There will be the systems business. There is going to be obviously VMware, pivotal, cloud, other parts of the business that are currently on Michael’s side, and we’ll be able to run that in a very strategically aligned way and bring people the power of the combination.

So we’ll have these great cause, but we’ll be able to bring customers in a very coordinated way around technology strategy and go-to-market solutions in a more seamless way than we even can today. So think of it as good news. I am really proud to be here on stage. It’s a great day. Thank you very, very much.

JOE TUCCI: Okay, we want to get to some questions, but Michael’s got a number of things to do. So let’s really give Michael a really warm sendoff. We’ll be spending a lot more time with him.

MICHAEL DELL: Thank you. Thank you.

JOE TUCCI: It’s getting hot up here. You know, when you do something like this, there’s three major constituencies you think of.

Obviously, you want to make a good and attractive deal for your shareholders, right? But long-term, and you want to do what’s right. How do you get and win additional customers, but long-term you’re the key to all of that, it’s our people.

So you were top of mind when we took this, decided to take this move, because I really do think it will give you all, all you young people, all you medium people in age, I think it’s going to give you the best future, and that’s what this is all about, and that’s what absorbed a lot of my mindset.

So yes, great deal for the shareholders. Yes, we’re going to serve customers well, but I can look all of you in the eye, and I’ve known you a long time, and you’ve treated me extremely well as your leader, and I thank you for that every day. It’s going to be good for you.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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